Budd Larner
A PROFESSIONAL CORPORATION
COUNSELLORS AT LAW
150 JOHN F. KENNEDY PARKWAY
SHORT HILLS, NEW JERSEY 07078-2703
973.379.4800
Fax 973.379.7734
www.buddlarner.com
June 17, 2010
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America
Re:	Dr. Reddy’s Laboratories Limited (the “Company” or “Dr. Reddy’s”) Form 20-F for Fiscal Year Ended March 31, 2009 Letter from Securities and Exchange Commission dated June 8, 2010 File No. 001-15182
Dear Mr. Rosenberg:
We set forth below responses on behalf of Dr. Reddy’s to the follow-on comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated June 8, 2010 requesting information in connection with Dr. Reddy’s Form 20-F for the fiscal year ended March 31, 2009 (the “2009 Form 20-F”). For your convenience, your requests for supplemental information have been restated below in italics, followed by Dr. Reddy’s responses thereto. As noted below, Dr. Reddy’s proposes to make any enhancements to its disclosure in its next Annual Report on Form 20-F for the fiscal year ended March 31, 2010 (the “2010 Form 20-F”).
General
1.
We acknowledge the representation made on your behalf by Budd Larner, a Professional Corporation, on page 12 of their letter dated April 9, 2010. As previously requested, please provide a statement directly from the company. Please have a duly authorized officer of the company provide this statement separately on EDGAR by acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: The Staff’s comment is acknowledged. Dr. Reddy’s will have a duly authorized officer provide the requested statement separately on EDGAR.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
June 17, 2010

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Revenue
Sale of Goods, Page 47
2.
Refer to your response to our comments one and three. Regarding your sales returns, please revise your disclosure to discuss the terms of your sales return policy, including the amount of time after a sale in which the product can be returned, for what reasons a return is accepted and the form of the return (i.e. credit issued, cash returned, product exchanged out of inventory for returned product). If you exchange product out of inventory, disclose how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you.

Response: Dr. Reddy’s acknowledges the Staff’s comment and proposes to revise its disclosure on sales returns, to be included in the 2010 Form 20-F as follows:
“Returns primarily relate to expired products which the customer has the right to return for a period of 12 months following the expiration date. Such returned products are destroyed and credit notes are issued to the customer for the products returned. We account for sales returns accrual by recording an allowance for sales returns concurrent with the recognition of revenue at the time of a product sale. This allowance is based on our estimate of expected sales returns. We deal in various products and operate in various markets. Accordingly, our estimate of sales returns is determined primarily by our historical experience in the markets in which we operate. With respect to established products, we consider our historical experience of sales returns, levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and the introduction of competitive new products, to the extent each of these factors impact our business and markets. With respect to new products introduced by us, such products have historically been either extensions of an existing line of product where we have historical experience or in therapeutic categories where established products exist and are sold either by us or our competitors. ”
Research and development, page 51
3.
Starting on page 37 you disclose your research and development projects associated with new chemical entities or NCEs in your proprietary products segment. For each of these projects that you deem significant, please revise to disclose the following:

•	The research and development costs incurred during each period presented and to date on the project;
•	The nature, timing and estimated costs of the efforts necessary to complete the project;
•	The anticipated completion date;
•	The period in which material net cash inflows from significant projects are expected to commence; and
•	The risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
June 17, 2010

It is unclear whether these NCEs represent all your significant research and development projects. For any other significant research and development projects from other segments, disclose the nature, objective and status, as well as the information in the bullets above.
Please disclose your criteria for deeming a project significant. For the remainder of the research and development projects or group of related products that you do not consider significant, summarize the number of projects and amounts charged to expense for each period by descriptive class/category in pre-clinical versus clinical classifications. Please also provide an estimate of the nature, timing and costs to complete these programs.
Response: The Staff’s comments are duly noted. Dr. Reddy’s principal area of operations is in the business of generic pharmaceutical products and is not in new chemical entities (“NCE”) research. The predominant portion of Dr. Reddy’s research and development expenditures is spent on developing bio-equivalent generic products. Most of these research and development costs are related to staff and administrative costs.
In conducting its NCE research and development, Dr. Reddy’s seeks to optimize its expenditures after taking into account its risk exposures (i.e., Dr. Reddy’s minimizes its expenditures in projects where the risk of failure is high). Most of Dr. Reddy’s current NCE projects are at an early discovery phase where project costs are insignificant and cannot be directly identified to any specific project as these costs generally represent staff and common facility costs. Once a NCE project progresses into the more costly clinical study phases, where the costs can be tracked separately, such project is considered to be significant if:
(a)	it is expected to account for more than 10% of Dr. Reddy’s total research and development costs; and
(b)	the costs and efforts to develop the project can be reasonably estimated and the project has a high probability of launch.
Dr. Reddy’s total research and development costs for the year ended March 31, 2009 were Rs.4,037 million, which was approximately 6% of its total revenue for such year. Dr. Reddy’s estimates that the amounts spent on NCE research and proprietary products for the year ended March 31, 2009 represented approximately 1% of its total revenue for such year.
Historically, none of Dr. Reddy’s development projects met the significance thresholds listed above.
As explained above, a substantial portion of Dr. Reddy’s current research and development operations relates to the development of bio-equivalent generic products which do not require clinical trials to be conducted prior to the filing of applications with regulatory authorities. Additionally, exploratory projects relating to NCEs which are at early stages of development or projects in other segments which are not deemed to be significant as defined above are numerous, are at various phases of research and development, and are characterized by uncertainty on the timing and cost to complete. As a result, Dr. Reddy’s believes it would be impractical for it to state the exact number of ongoing projects and the estimated timing or cost to complete such projects.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
June 17, 2010

Accordingly, Dr. Reddy’s proposes to incorporate the following additional disclosure in its future filings:
“In conducting our NCE research and development, we seek to optimize our expenditures and to limit our risk exposures. Most of our current NCE projects are at an early discovery phase where project costs are insignificant and cannot be directly identified to any specific project as these costs generally represent staff and common facility costs. Once a project progresses into the more costly clinical study phases, where the costs can be tracked separately, such project is considered to be significant if:
(a)	it is expected to account for more than 10% of our total research and development costs; and
(b)	the costs and efforts to develop the project can be reasonably estimated and the product resulting from the project has a high probability of launch.
Historically, none of Dr. Reddy’s development projects has met the significance thresholds listed above.”
5.A Operating results
Revenues. Page 54
4.
Refer to your response to our comment two. Please provide revised proposed disclosure to be included in future filings, similar to that provide in your response, regarding the “trends” that led you to reverse your allowance during the year ended March 31, 2008 and what led to the actual increase in the sales returns in 2008 that differed from this “decreasing trend”.

Response: The Staff’s comments are duly noted. Dr. Reddy’s will incorporate the following disclosure in its 2010 Form 20-F and future filings:
“In the year ended March 31, XXXX, we processed returns during the year and charged such returns against the opening allowance for sales returns. We periodically assess the adequacy of our allowance for sales returns, based on the criteria discussed in our Critical Accounting Policies and sales returns actually processed during the year ended March 31, XXXX. This assessment resulted in a net [credit] [expense] of U.S.$ XX million being recorded in our income statement. The net [credit][expense] of U.S.$XX million was a result of XXX. This change in the estimate for allowance for sales returns was primarily on account of [smaller][greater] than expected returns processed by us during the year ended March 31, XXXX as compared to our earlier estimate. As we progressed through the year ended March 31, XXXX, we noted a [decline][increase] in our trend of returns and, accordingly, reevaluated our estimate.
The [decline][increase] in trend of sales returns was attributable to ZZZZ. This [declining][increasing] trend is also reflected both in our [lower][higher] incremental provision created and [lower][higher] actual returns processed in the year ended March 31, XXXX compared to the previous year ended March 31, YYYY.”

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
June 17, 2010

Consolidated Income statements, page F-4
5.
We acknowledge your response to our comment four. Although you disclose in Note 13 that the cost of revenues includes raw materials, consumables and changes in finished goods and work in progress, and you disclose in Note 20 total employee benefits, it is unclear what portion of the employee benefits are included in cost of revenues and inventory. It is also unclear, what portion of your depreciation and amortization of property, plant and equipment are included in cost of revenues and inventory. Please revise your disclosure to disclose additional information on the nature of expenses included in your functional presentation.

Response: The Staff’s comments are duly noted. Dr. Reddy’s proposes to incorporate the following table as a disclosure in its 2010 Form 20-F. The table will include the amounts for the respective financial periods covered by the Form 20-F:

All amounts in Rs. (Millions)
For the year ended March 31, 2010,
amount included within:
Selling, general
		and	Research and
	Cost of	administrative	development
Nature of expense	revenues	expenses	expenses	Total

Employee benefits	XXX	XXX	XXX	XXX

Depreciation and amortization	XXX	XXX	XXX	XXX
3. Significant Accounting Policies
e. Intangible Assets, page F-51
6.
Refer to your response to our comment five. Regarding the payments to in-license products and compounds from third parties (up-front payments and milestones) that are capitalized and amortized, please clarify the significance of regulatory approval being “more likely than not to be received” if, as you indicate, paragraph 25 of IAS 38 stipulates that the probability criterion from paragraph 21(a) is always met for separately acquired intangible assets. In addition, please revise your policy disclosure to clarify why you capitalize payments to in-license products and compounds consistent with your response.

Response: The Staff’s comment is duly noted. Dr. Reddy’s internal drug development expenditures are capitalized only if they meet the recognition criteria described below. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss as incurred. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Therefore, the significance of a regulatory approval is pertinent only with respect to Dr. Reddy’s internal drug development activities. Where the recognition criteria are met, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. As of March 31, 2009, no internal drug development expenditure amounts had met the recognition criteria.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
June 17, 2010

Development expenditures are capitalized only if:
•	development costs can be measured reliably,

•	the product or process is technically and commercially feasible,

•	future economic benefits are probable and ascertainable, and

•	Dr. Reddy’s intends to complete development and to use or sell the asset and has sufficient resources to do so.
In addition to internal development expenditures, Dr. Reddy’s accounting policy on intangibles assets also envisions acquisition of intellectual property for products and compounds that are in various stages of research, development and commercialization.
Dr. Reddy’s criteria for capitalization of separately acquired products/intangible assets is consistent with the guidance given in paragraph 25 of International Accounting Standard 38 (“IAS 38”) (i.e., receipt of economic benefits out of the separately purchased transaction is considered to be probable), as is reproduced below:
“..... the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criterion in paragraph 21(a) is always considered to be satisfied for separately acquired intangible assets.”
Historically, wherever Dr. Reddy’s has purchased or in-licensed products, either regulatory approvals for the products were available from the counterparties or there were other contractual terms providing for a refund should the regulatory approvals not be available.
In the 2010 Form 20-F, Dr. Reddy’s proposes to revise its accounting policy disclosure as follows:
“Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in profit or loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if:
•	development costs can be measured reliably,

•	the product or process is technically and commercially feasible,

•	future economic benefits are probable and ascertainable, and

•	the Company intends to complete development and to use or sell the asset and has sufficient resources to do so.
The expenditures capitalized include the cost of materials and other costs directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in profit or loss as incurred.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
June 17, 2010

Our internal drug development expenditures are capitalized only if they meet the recognition criteria as mentioned above. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in profit or loss as incurred. This is almost invariably the case prior to approval of the drug by the relevant regulatory authority. Where the recognition criteria are met, however, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. As of March 31, XXXX, [no] [Rs.  _____  in] internal drug development expenditure amounts have met the recognition criteria.
Payments to in-license products and compounds from third parties generally taking the form of up-front payments and milestones are capitalized and amortized, generally on a straight-line basis, over their useful economic lives from product launch.”
K. Revenue, page F-20
7.
Refer to your response to our comment eight. Please provide us with your proposed revenue recognition policy for your profit sharing arrangements to be included in future filings. In addition, please enhance this disclosure by discussing how you verify the amounts submitted from your business partners.

Response: The Staff’s comments are duly noted. Dr. Reddy’s proposes the following disclosure as part of its 2010 Form 20-F:
“Revenue under profit sharing arrangements is recognized when our business partners send us a valid confirmation of the amounts that are owed to us. Arrangements with our business partners typically require the business partner to provide confirmation on inventory status and net sales computations for the products covered under the arrangement, together with an indicative date for payment. Such confirmation from the business partners is typically received in the quarter following the quarter in which the actual underlying sales of the products were made by them. The collection of the profit share becomes probable, and a reliable measurement of the profit share becomes possible, only after the receipt of such confirmation. Accordingly, the timing of revenue recognition corresponds with the receipt of such confirmation.
Due to the immateriality of any individual profit share payment, we generally verify the statements received from our business partners by performing overall confirmatory procedures, such as ensuring monthly availability of stock statements, and certain other analytical procedures. Additionally, as part of our arrangements, we typically reserve the right to have third parties conduct audits to verify the statements received from our business partners.”
6. Segment Reporting, page F-31
8.
Refer to our response to our comment ten and we reissue our comment in part. Please revise your disclosure to present revenue by product or group of similar products, such as by therapeutic category, or to explain that the information is not available and that the cost to develop it would be excessive. Paragraph 32 of IFRS 8 requires greater disaggregation than segment revenue from global generics, proprietary products and PSAI.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
June 17, 2010

Response: The Staff’s comment is duly noted. Dr. Reddy’s will revise its disclosures to present information regarding its key products in the Global Generics segment and the PSAI segment, as part of its 2010 Form 20-F. The following is the proposed disclosure (utilizing data for fiscal years ended March 31, 2009 and 2008):
An analysis of revenues by key products in our PSAI segment is given below.

	All amounts in Rs. (millions)
	For the year ended March 31,
	2009		2008
Clopidogrel	Rs.	1,143	Rs.	662
Finasteride		1,127		952
Naproxen		1,068		636
Ciprofloxacin Hcl		1,031		815
Ramipril		815		934
Sertraline Hcl		713		601
Gemcitabine		697		84
Montelukast		601		319
Terbinafine HCl		465		457
Rabeprazole Sodium		419		175
Others		10,679		10,988

Total	Rs.	18,758	Rs.	16,623

An analysis of revenues by key products in our Global Generics segment is given below.

	All amounts in Rs. (millions)
	For the year ended March 31,
	2009		2008
Sumatriptan	Rs.	7,188	Rs.	21
Omeprazole		5,231		3,729
Fexofenadine		2,872		2,188
Simvastatin		2,350		2,262
Nimesulide		2,165		1,898
Ciprofloxacin		1,572		1,272
Finasteride		1,366		2,032
Ketorol		1,297		1,034
Ibuprofen		1,000		332
Amlodipine		972		1,092
Others		23,777		17,012

Total	Rs.	49,790	Rs.	32,872

[END OF PROPOSED DISCLOSURE]
* * * * *

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
June 17, 2010

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (973) 315-4444 or Jonathan Gray of this office at (973) 315-4481.
Respectfully submitted,
/s/ James F. Fitzsimmons, Esq.
James F. Fitzsimmons, Esq.
cc:	Umang Vohra (Dr. Reddy’s) V.S. Suresh (Dr. Reddy’s) Jonathan Gray, Esq. (Budd Larner)